FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2005

Commission File Number 1-812

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Index to Financial Statements

December 31, 2005 and 2004

FINANCIAL STATEMENTS OF THE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

    Hamilton Sundstrand de Puerto Rico Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hamilton Sundstrand de Puerto Rico Savings Plan (the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Hartford, Connecticut
September 20, 2006

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31, 2005	December 31, 2004
Assets:
Investments, at fair value (Note 3)	$5,739,252	$4,505,095

Net Assets Available for Benefits	$5,739,252	$4,505,095

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Additions to net assets attributed to:
Investment Income:
Interest	$876
Dividends	97,520
Net appreciation in fair value of investments	151,074
Contributions:
Participants’	976,251
Employer’s	254,448

Total additions	1,480,169

Deductions from net assets attributed to:
Distributions to participants	246,012

Total deductions	246,012

Net increase	1,234,157

Net Assets Available for Benefits, December 31, 2004	4,505,095

Net Assets Available for Benefits, December 31, 2005	$5,739,252

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The Hamilton Sundstrand de Puerto Rico Savings Plan, formerly known as the Sundstrand de Puerto Rico Employee Savings Plan, (the “Plan”) is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation (“UTC”). The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Contributions and Vesting. Participants may elect to contribute up to 10 percent pre-tax and may make additional after-tax contributions through payroll deductions of their eligible compensation, as defined by the Plan, subject to statutory limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2005, the Plan offered six investment options to participants: three Growth Funds; one Income Fund; one Money Market Fund; and UTC Common Stock.

The company matching contribution is 100 percent of the participant’s eligible contributions from the first 2 percent of base pay. Employer and participant contributions are deposited into the investment funds in accordance with the participants’ elections.

Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service.

Participant Accounts. Based on the participant’s account balance, the Plan allocates interest, dividends, realized and unrealized gains and losses on investments of the funds directly to each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested employer contribution amounts are allocated to participant accounts in accordance with the Plan document. For the year ended December 31, 2005, no forfeitures were allocated to participant accounts.

Voting Rights. UTC Common Stock is voted by Banco Popular, the Plan trustee, at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the stock. All shares of employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC Common Stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.

Trustee and Recordkeeper. Banco Popular, the Plan trustee and recordkeeper, holds all of the Plan’s assets and performs participant account recordkeeping services.

Participant Loans. Participants may elect to borrow from their account balances a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The interest rate on participant loan withdrawals during 2005 was 9 percent.

Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value as determined by the Plan trustee, typically by reference to published market data. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The UTC Common Stock is valued at its year-end unit closing price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net appreciation/depreciation in fair value of investments includes realized and unrealized gains and losses.

Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the employer in 2005.

Payments of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2005	2004
Scudder Equity 500 Index Fund, 9,852 and 8,615 units, respectively	$1,391,967	$1,181,175
UTC Common Stock, 19,398 and 16,134 units, respectively	$1,084,542	$833,724
Deutsche Asset Management Money Market Fund, 1,031,824 and 549,297 units, respectively	$1,031,824	$549,297
Scudder U.S. Bond Index Premier Fund, 68,520 and 63,595 units, respectively	$697,529	$665,206
Vanguard Small Cap Index Fund, 14,295 and 13,212 units, respectively	$407,696	$354,345

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $151,074. UTC Common Stock appreciated by $81,033 and other mutual fund investments appreciated by $70,041.

NOTE 4 - RELATED-PARTY TRANSACTIONS

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in UTC Common Stock. During the year ended December 31, 2005, the Plan purchased units of UTC Common Stock in the amount of $190,841, sold units of UTC Common Stock in the amount of $21,056, and had net appreciation on the UTC Common Stock in the amount of $81,033. The total value of the Plan’s interest in UTC Common Stock was $1,084,542 and $833,724 at December 31, 2005 and 2004, respectively.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 6 - TAX STATUS

The Puerto Rico Department of Treasury ruled on June 1, 1994 that the Plan qualifies under section 165(a) of the Income Tax Act of 1954 (the “Act”), as amended. Therefore, the related trust is not subject to tax under present Puerto Rico income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Act.

SUPPLEMENTAL SCHEDULE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost value	(e) Current value
	Scudder Equity 500 Index Fund	Mutual Fund	**	$1,391,967
*	United Technologies Corporation Common Stock	Common Stock	**	1,084,542
	Deutsche Asset Management Money Market Fund	Mutual Fund	**	1,031,824
*	Plan Participants Loans Receivable	Loans Receivable, 9 percent interest, terms ranging from 1 to 5 years	**	876,525
	Scudder U.S. Bond Index Premier Fund	Mutual Fund	**	697,529
	Vanguard Small Cap Index Fund	Mutual Fund	**	407,696
	Scudder EAFE Equity Premier Fund	Mutual Fund	**	249,169

				$5,739,252

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	All investments are participant or beneficiary directed; therefore cost information is not required.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Dated: September 22, 2006	By:	/s/ Gretchen D. Locy
Gretchen D. Locy Director, Employee Benefits United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.